UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDAREX, INC.
(Name of Subject Company (Issuer))

PUMA ACQUISITION CORPORATION
(Offeror)
A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

583916101
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Senior Vice President, General
Counsel & Secretary
P. Joseph Campisi, Jr., Esq.
Vice President & Senior Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154
(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Susan Webster, Esq.
Thomas Dunn, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$2,503,857,888		$139,715.27

(1) Estimated for purposes of calculating the filing fee only.  This amount was determined by multiplying 156,491,118 shares of Medarex common stock (representing the shares of common stock outstanding (other than shares owned by Bristol-Myers Squibb Company and its subsidiaries), in-the-money options, shares of common stock subject to restricted stock units, shares of common stock issuable upon conversion of Medarex’s outstanding 2.25% Convertible Senior Notes, due May 15, 2011, and shares of common stock subject to outstanding rights under the employee stock purchase plan of Medarex, in each case as of July 21, 2009), by $16.00 per share, which is the offer price.
(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $139,715.27	Filing Party: Bristol-Myers Squibb Company and Puma Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: July 28, 2009

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Puma Acquisition Corporation, a New Jersey corporation (“Purchaser”) and wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 28, 2009, as amended (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of May 23, 2001, between Medarex, Inc. (the “Company”) and Continental Stock Transfer & Trust, as amended from time to time (the “Shares”), of the Company, a New Jersey corporation, that are not already owned by Parent and its subsidiaries, at a purchase price of $16.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“At 12:00 midnight, New York City time, on August 26, 2009, the Offer expired as scheduled.  The Offer was not extended.  Based on the information provided by the Depositary to Parent, as of the expiration of the Offer, approximately 119,012,034 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, including approximately 9,146,328 Shares subject to guaranteed delivery procedures.  Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn. The Shares validly tendered and not properly withdrawn represent approximately 87.7% of the Shares outstanding.

On August 27, 2009, Parent issued a press release announcing that Purchaser will commence a subsequent offering period for all remaining untendered Shares effective as of 9:00 a.m., New York City time, on August 27, 2009.  The subsequent offering period will expire at 12:00 midnight, New York City time, on August 31, 2009, unless extended.  Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period is scheduled to expire.

The same $16.00 per Share price, net to the seller in cash, without interest and less any required withholding taxes, offered in the initial offering period will be paid during the subsequent offering period.  Purchaser will immediately accept for payment all Shares validly tendered during the subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer.  Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period, except that (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Exchange Act, Shares tendered during the subsequent offering period may not be withdrawn.  Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

The full text of the press release issued by Parent regarding the expiration of the Offer and the announcement of the subsequent offering period is set forth as Exhibit (a)(5)(F) hereto and is incorporated by reference herein.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(F) Press Release issued by Bristol-Myers Squibb Company on August 27, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUMA ACQUISITION CORPORATION

By	/s/ Jeremy Levin
	Name:	Dr. Jeremy Levin
	Title:	President
	Date:	August 27, 2009

BRISTOL-MYERS SQUIBB COMPANY

By	/s/ Jeremy Levin
	Name:	Dr. Jeremy Levin
	Title:	Senior Vice President, Strategic Transactions
	Date:	August 27, 2009

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Exhibit	Exhibit Name

(a)(5)(F)	Press Release issued by Bristol-Myers Squibb Company on August 27, 2009.

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